

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 24, 2022

Stephen Stamp
Chief Executive Officer
Midatech Pharma Plc
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ, United Kingdom

> **Re: Midatech Pharma Plc**
> **Registration Statement on Form F-3**
> **Filed October 18, 2022**
> **File No. 333-267932**

Dear Stephen Stamp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason McCaffrey, Esq.